Nathan Herbert

Assistant Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

September 5, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu and Mr. Benjamin Meeks
Telephone No. (202) 551-3850 and (202) 551-7146

Re:                                                      Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Amendment No. 1 to
Form SF-3 Shelf Registration Statement (the “Registration Statement”)
Filed August 30, 2018; File No. 333-225949

Ladies and Gentlemen:

According to Rule 461 under the Securities Act of 1933, as amended, Ford Credit Auto Receivables Two LLC (the “Registrant”), requests the acceleration of the effective date of the above-captioned Registration Statement, which was filed on June 28, 2018 and amended on August 30, 2018 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 4:30 p.m. on Friday, September 7, 2018 or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

FORD CREDIT AUTO RECEIVABLES TWO LLC

By:	/s/ Nathan Herbert
Name:	Nathan Herbert
Title:	Assistant Secretary